Exhibit 99.2

Exhibit 99.2 - MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

             (In millions of U.S. dollars, except per share amounts,
                       and in accordance with U.S. GAAP)

Overview

For over 30 years, we have delivered the semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. In August 2007, we completed the acquisition of Legerity Holdings, Inc, which is expected to increase our presence in the voice-over-packet market. Both companies design complementary technologies that enable high-quality voice services, and the acquisition is expected to result in increased economies of scale, and enable us to have a broader offering of products and services with which to engage customers.

The following discussion and analysis explains trends in our financial condition and results of operations for the three and nine-month periods ended December 28, 2007, compared with the corresponding periods in the previous Fiscal year. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results. You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report, and with our Annual Report for the Fiscal year ended March 30, 2007.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements, which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries in which we operate, and our beliefs and assumptions. We use words such as "anticipate", "expect", "estimate", "believe", and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

      o Our dependence on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner;

      o Our dependence on revenue generation from our legacy products in order to fund development of our new products;

      o Our ability to successfully integrate any businesses, including the recent Legerity acquisition, as discussed elsewhere in this Management's Discussion and Analysis, and other technologies, product lines or services that we acquire in the future;

      o Our ability to achieve expected synergies related to the Legerity acquisition;

      o Potential undisclosed liabilities associated with the Legerity acquisition, and the potential adverse effect on critical reference design partners who may object to this acquisition;

      o Our ability to operate profitably and to generate positive cash flows in the future;

      o     Our   dependence   on  our   foundry   suppliers   and   third-party
            subcontractors;

      o     Order cancellations or deferrals by our customers;

      o     Our ability to attract and retain key employees;

      o     Risks inherent in our international operations; and

      o Other factors referenced in our Annual Report on Form 20-F for the Fiscal year ended March 30, 2007.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTH PERIODS ENDED
DECEMBER 28, 2007

      Summary of Results from Operations                      Three Months Ended                 Nine Months Ended
                                                       --------------------------------    ------------------------------
      (millions of U.S. dollars, except                    Dec. 28,         Dec. 29,          Dec. 28,       Dec. 29,
        per share amounts)                                   2007             2006              2007            2006
                                                       ----------------  --------------    --------------  --------------
      Consolidated revenue:                               $    48.6       $    34.1         $   128.8       $   110.6

      Net income (loss) for the period                    $    (8.4)      $     5.6         $   (29.3)      $    16.7

      Net income (loss) per common share:
          Basic and diluted                               $   (0.07)      $    0.04         $   (0.25)      $    0.12

      Weighted average common shares
      outstanding (millions):
          Basic                                               127.3           127.3             127.3           127.3
          Diluted                                             127.3           127.4             127.3           127.4

On August 3, 2007, we completed our acquisition of Legerity Holdings, Inc. (Legerity). In connection with this acquisition, we also raised $74.5 (Cdn $78.8) through a public offering of convertible unsecured subordinated debentures, which was completed by August 30, 2007. As a result of this acquisition, our results of operations for the three and nine months ended December 28, 2007, include thirteen and twenty-one weeks of operations from the acquired Legerity business.

Our revenue in the third quarter of Fiscal 2008 was $48.6, up 43% from revenue of $34.1 in the third quarter of Fiscal 2007. The revenue increase in the third quarter of Fiscal 2008, as compared to the same period of the previous year, was primarily driven by $18.5 incremental wired communication sales from the acquired Legerity business. This was partially offset by a decline in revenues from our existing product portfolio, particularly with our custom and foundry products, which were down over 33% mainly as a result of the flood in our Swindon facility. Shipments of our existing portfolio of wired communications products were also down approximately 11% compared to the same period in Fiscal 2007. Revenue in the nine months ended December 28, 2007, was $128.8, up 16% from revenue of $110.6 in the corresponding period of Fiscal 2007. The incremental wired communication sales from the acquired Legerity business were partially offset by decreases in our existing custom and foundry and wired communications products of approximately 35% and 15%, respectively.

In the third quarter of Fiscal 2008, we recorded a net loss of $8.4, or $0.07 per share. This compares to net income of $5.6, or $0.04 per share, in the third quarter of Fiscal 2007. The net loss in the third quarter of Fiscal 2008 was driven primarily by the following costs, which are discussed in more detail elsewhere in this MD&A, that were incurred as a result of the purchase of
Legerity:

      o Severance costs of $2.3 related to a workforce reduction initiated as part of the company integration; and

      o     Other integration costs of approximately $2.7;

      partially offset by:

      o     A gain on the sale of land of $2.4; and

      o     A gain on sale of business of $0.7.

      In the first nine months of Fiscal 2008, we have recorded a net loss of $29.3, or $0.25 per share, as compared to a net income of $16.7, or $0.12 per share, for the comparable period in Fiscal 2007. In addition to the third quarter activities previously discussed, we recorded a $20.3 write-off of in-process R&D, (As discussed further in the section called Acquired In-Process Research and Development (IPR&D)). This write-off was partially offset by the recognition of a $12.9 gain on sale of Mitel shares. In the first quarter of Fiscal 2008, we incurred severance costs of $0.9 and contract impairment and other costs of $0.5, related to headcount reductions in our Caldicot facility. We also incurred severance costs of $1.3 and contract impairment and other costs of $0.7 in the second quarter of Fiscal 2008, related to the integration of Legerity business. This compared to severance costs of $1.6 and contract impairment and other costs of $1.0 in the same period of Fiscal 2007. Stronger revenues and margins along with the sale of the packet switching business and income tax recovery drove the income in the first nine months of Fiscal 2007.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows:

                                                 Three Months Ended                                 Nine Months Ended
                                   -----------------------------------------------    ----------------------------------------------
                                     Dec. 28,      % of       Dec. 29,      % of       Dec. 28,      % of      Dec. 29,       % of
(millions of U.S. dollars)             2007        Total        2006        Total        2007        Total       2006        Total
                                   -------------------------------------------------------------------------------------------------
Revenue:
  Asia / Pacific                      $21.3         44%        $ 9.6         28%        $ 58.2         45%        $ 31.3         28%
  Europe                               13.9         28%         13.3         39%          38.3         30%          44.7         41%
  United States                        12.6         26%          9.2         27%          28.9         22%          29.6         27%
  Canada                                0.4          1%          1.5          4%           1.8          2%           3.6          3%
  Other Regions                         0.4          1%          0.5          2%           1.6          1%           1.4          1%
                                      -----        ---         -----        ---         ------        ---         ------        ---
Total                                 $48.6        100%        $34.1        100%        $128.8        100%        $110.6        100%
                                      =====        ===         =====        ===         ======        ===         ======        ===

Asia/Pacific

Asia/Pacific revenue in the third quarter of Fiscal 2008 was $21.3, compared with revenue of $9.6 in the same period of Fiscal 2007. The increase was principally a result of an increase in our wired communications product shipments of 75%, as compared with the same period in Fiscal 2007. Revenue from the acquired Legerity business contributed $12.6, or 56% of revenues from this region during the quarter.

Asia/Pacific revenue increased to $58.2 for the nine-months ended December 28, 2007, as compared to $31.3 in the same period of Fiscal 2007, principally due to the incremental revenues from Legerity during the period. Product shipments from our existing wired communications products were also up approximately 17%, as compared to the same period in Fiscal 2007, offset by declines in shipments from our optical, medical and custom and foundry products of 45%, 89% and 46%, during the same period.

Europe

European revenue increased by 5% in the third quarter of Fiscal 2008 as compared to the same period of Fiscal 2007. The increase is principally the result of incremental revenues from Legerity, which accounted for approximately $3.2 or 23% of the revenue in this region. An increase in revenue from our medical and wired communication products of 38% and 18% over the same period last year was partially offset by decreases in revenue from our optical and custom and foundry products of 47% and 15% respectively.

European revenue for the nine-month period ended December 28, 2007, was $38.3, down 14% from the same period in Fiscal 2007. Despite incremental volumes of $5.2 from the acquired Legerity business, product volume declines in the existing wired communication and custom and foundry products, which accounted for declines of approximately 43% and 36%, respectively resulted in an overall decrease in volumes for the period. Impacting foundry revenue was the shut down of our Swindon facility as a result of the flood.

United States

Revenue from customers in the United States increased by 37% to $12.6 during the third quarter of Fiscal 2008 as compared to the same quarter of Fiscal 2007, as a result of incremental revenues of $1.1 from the acquired Legerity business. Product shipments for optical, medical products and custom and foundry were up 16%, 15%, and 9%, while our existing wired product shipments were down 27% against the same period in Fiscal 2007.

Revenues from customers in the United States decreased by 2%, to $28.9, for the nine month period ended December 28, 2007, as compared to the same period in Fiscal 2007. Despite incremental revenues from the acquired Legerity business of $1.9, all other product shipments were down, as compared to the prior period.

Canada

Canadian revenue for the three and nine-month periods ended December 28, 2007, decreased by $1.1 and $1.8, respectively, as compared to the same periods in Fiscal 2007, primarily due to lower sales volumes from our custom and foundry and medical products. The decrease was slightly offset by increases in sales volumes from existing wired products for the three and nine-months ended December 28, 2007.

Other Regions

For the third quarter of Fiscal 2008, revenue from customers in other regions declined to $0.4 as compared to $0.5 in the third quarter of Fiscal 2007, due to lower sales volumes of our wired communication products.

Revenues from customers in other regions increased to $1.6 for the nine-month period ended December 28, 2007, from $1.4 in the same period in Fiscal 2007, due to increased sales of wired communication products during the period.

Revenue by Product Group
Revenue, based on product group, was distributed as follows:

                                                 Three Months Ended                                 Nine Months Ended
                                   -----------------------------------------------    ----------------------------------------------
                                     Dec. 28,      % of       Dec. 29,      % of       Dec. 28,      % of      Dec. 29,       % of
(millions of U.S. dollars)             2007        Total        2006        Total        2007        Total       2006        Total
                                   -------------------------------------------------------------------------------------------------
Revenue:
  Wired Communications                $31.2         64%        $14.3         42%        $ 79.7         62%        $ 50.5         46%
  Medical                               7.6         16%          6.6         19%          20.5         16%          21.4         19%
  Optical                               3.9          8%          4.4         13%          11.0          8%          11.8         11%
  Custom and Foundry                    5.9         12%          8.8         26%          17.6         14%          26.9         24%
                                      -----        ---         -----        ---         ------        ---         ------        ---
Total                                 $48.6        100%        $34.1        100%        $128.8        100%        $110.6        100%
                                      =====        ===         =====        ===         ======        ===         ======        ===

Wired Communications

Wired communications revenue for the three and nine-month periods of Fiscal 2008 was $31.2 and $79.7 respectively, compared with revenue of $14.3 and $50.5 in the same periods of Fiscal 2007. The increase was primarily a result of the incremental revenues from Legerity during the three and nine-month periods of $18.5 and $37.1.

Medical

Medical revenue for the three and nine-month periods of Fiscal 2008 was $7.6 and $20.5 respectively, compared with revenue of $6.6 and $21.4 in the same periods of Fiscal 2007. The change in this group is the result of a product transition from our Legacy products to our medical telemetry products. This transition has resulted in lower sales for the nine-month period; however an increase in the three-month period end December 28, 2007 has resulted from increased sales volumes of our medical telemetry products.

Optical

Optical revenue for the three and nine-month periods of Fiscal 2008 was $3.9 and $11.0 respectively, compared with revenue of $4.4 and $11.8 in the same periods of Fiscal 2007. The change in this group is the result of a product transition from our older serial optical products to parallel module products.

Custom and Foundry

Custom and foundry revenue for the three and nine-month December 28, 2007 was $5.9 and $17.6 respectively, compared with revenue of $8.8 and $26.9 in the same periods of Fiscal 2007. The decreases of 33% and 35% for the three and nine-months ended are attributed to a decline in product sales volume. Contributing to the decline in revenue for this group was the flood at our Swindon facility that has resulted in a complete service shutdown during the period.

GROSS MARGIN

                                  Three Months Ended       Nine Months Ended
                                 --------------------    --------------------
(millions of U.S. dollars)       Dec. 28,    Dec. 29,    Dec. 28,    Dec. 29,
                                   2007        2006        2007        2006
                                 --------------------    --------------------
Gross Margin                      $22.8       $17.1       $58.6       $59.7

As a percentage of revenue           47%         50%         45%         54%

Gross margin in the three-month period ended December 28, 2007, was 47%, a decrease of three percentage points as compared to the same period in Fiscal 2007. We had lower recoveries of fixed operations costs and incurred severance and integration costs of $0.8 in Fiscal 2008 as compared to the same period of Fiscal 2007. In addition, the product mix has changed as a result of the acquisition of the Legerity business in the second quarter. These unfavorable impacts were partly offset by a gain from business interruption insurance of $2.0, impacting gross margin by approximately 4%.

Gross margin in the nine-month period ended December 28, 2007, was 45%, a decrease of nine percentage points as compared to the same period in Fiscal 2007. In addition to the changes impacting the third quarter of Fiscal 2008, gross margin in the first three quarters of Fiscal 2008 also included severance costs of $0.9 related to headcount reductions in our Caldicot facility, as we ceased manufacturing of certain of our legacy hybrid products in this site during the first quarter. We incurred severance costs of $0.6 in the same period of Fiscal 2007, which were included in gross margin. As a result of the flood at our Swindon facility, we incurred the insurance deductible of $1.0 during the second quarter of Fiscal 2008, which also reduced the margin for the period.

OPERATING EXPENSES

Research and Development (R&D)

                                  Three Months Ended       Nine Months Ended
                                 --------------------    --------------------
(millions of U.S. dollars)       Dec. 28,    Dec. 29,    Dec. 28,    Dec. 29,
                                   2007        2006        2007        2006
                                 --------------------    --------------------
R&D expenses - gross               $14.0      $10.1       $36.9       $30.7
Less: NREs and government
  assistance                        (0.9)      (2.2)       (3.0)       (5.8)
                                 --------------------    --------------------
R&D expenses                       $13.1      $ 7.9       $33.9        24.9
                                 ====================    ====================

As a percentage of revenue            27%        23%         26%         23%

R&D expenses increased by 66%, or $5.2, in the third quarter of Fiscal 2008 from the same period in Fiscal 2007, due mainly to the inclusion of related costs from the acquired Legerity business, which is integrated with our existing wired communications group.

R&D expenses in the nine-month period ended December 28, 2007, increased by 36% as compared to the same period in Fiscal 2007. In addition to the changes impacting the third quarter of Fiscal 2008, R&D expenses in the first three quarters of Fiscal 2008 also included approximately $0.4 of R&D severance costs. The R&D expenses were impacted by lower recoveries of NRE's related to our medical product development. Partially offsetting the increase in net expenditures was the lower activity due to the sale of the assets of our packet switching product line in the third quarter of Fiscal 2007.

In October 2006, we entered into an agreement with the Government of Canada through Technology Partnerships Canada, which will provide partial funding for one of our research and development projects. This agreement will provide funding for reimbursement of up to $7.4 ($7.2 million Cdn) of eligible expenditures. During the three and nine month period ended December 28, 2007, we recorded government assistance of $0.7, and $1.9, respectively related to this agreement, as compared to $0.6, and $1.3 in the respective periods of Fiscal 2007, which resulted in reducing our research and development expenses by these amounts in these periods. To date, we have recognized reimbursement of expenses under this agreement totaling $3.6.

      Our R&D activities focused on the following areas:

      o Ultra low-power integrated circuits and modules supporting short-range wireless communications for healthcare applications such as implantable medical devices, swallowable camera capsules, and personal area communications devices;

      o Timing, including (i) Network Synchronization (traditional timing) - Digital and Analog Phase Lock Loops (PLL) solutions for T1/E1 to SONET/SDH equipment requiring accurate and standards driven timing and synchronization; and (ii) Timing over Packet - Meeting network convergence solutions for applications requiring Circuit Switched Traffic over Packet Domains;

      o Access Solutions - Low, medium and high-density line interface carrier class solutions for voice and emerging Voice over IP applications;

      o Residential Voice - Line circuits targeted at VoIP and voice over broadband solutions in xDSL and eMTA cable network applications;

      o Battery Direct - A family of line drivers that deliver higher performance and lower power for ADSL and VDSL networks;

      o Parallel optical modules for high speed, short reach interconnect applications, providing customers with lower power consumption, more compact, more cost effective, and denser fiber optic interconnect solutions; and

      o Optoelectronic physical-layer integrated circuits, providing communications systems customers with the ability to implement and easily manage high capacity, lower-power fiber-optic interconnect links.

Our medical wireless product strategy comprises a blend of Application Specific Standard Products (ASSPs) and custom design and development. This strategy allows us to develop highly differentiated custom designs from our intellectual property for our key customers, and furthermore, by enjoying close relationships with market leaders, it ensures that we are investing wisely in developing the right standard products. For custom designs, we receive Non-Recurring Engineering (NRE) reimbursements, which are recorded as recoveries of R&D expenditures. These NRE's are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.

Selling and Administrative (S&A)

                                  Three Months Ended       Nine Months Ended
                                 --------------------    --------------------
(millions of U.S. dollars)       Dec. 28,    Dec. 29,    Dec. 28,    Dec. 29,
                                   2007        2006        2007        2006
                                 --------------------    --------------------
S&A Expenses                       $16.8      $ 8.4       $40.3       $27.9

As a percentage of revenue            35%        25%         31%         25%

S&A expenditures in the third quarter were impacted by the acquisition of Legerity, which increased by $8.4 from the same period in Fiscal 2007. The increase was primarily related to the inclusion of operating costs from the Legerity business, but also included approximately $2.3 related to severance costs related to the Legerity integration, as well as $0.5 of other integration costs. S&A expenses totaled $16.8 in the third quarter of Fiscal 2008 as compared to $8.4 in the same period in Fiscal 2007. S&A expenses in the third quarter of Fiscal 2008 include stock compensation expense of $0.3 as compared to $0.3 in the same period of the previous year. Increases in S&A expenses were offset by the reduction of performance bonus accruals this quarter of $1.1.

S&A expenses for the first nine-months of Fiscal 2008 were up $12.4, as compared to the same period in Fiscal 2007. The increase was primarily related to the inclusion of twenty-one weeks of operating costs from the Legerity business, but also included approximately $3.2 related to severance costs related to the Legerity integration, as well as $1.3 of other integration costs. S&A expenses for the first nine-months of Fiscal 2008 include stock compensation expense of $1.1 as compared to $0.8 in the same period of the previous year.

Acquired In-Process Research and Development (IPR&D)

As a result of the acquisition of Legerity during the second quarter, we determined that $20.3 of the purchase price was attributable to in-process research and development, based upon recognized valuation principles. This value is attributable to the discounted expected future cash flows to be earned as a result of new products generated from research and development activities not yet completed by Legerity at the time of acquisition. In accordance with the respective generally accepted accounting principles, we expensed this value during the second quarter of Fiscal 2008.

Contract Impairment and Other

In conjunction with the integration of the acquired Legerity business during the second quarter of Fiscal 2008, we renegotiated a new global design tool contract for our entire Company. As a result of entering into this new agreement, we incurred contract impairment costs on unused design tools of $1.4 in the third quarter of Fiscal 2008, and $2.1 in the nine-months ended December 28, 2007.

In the first quarter of Fiscal 2008, we incurred contract impairment and other costs of $0.5, relating primarily to excess space resulting from the workforce reductions in our Caldicot facility.

As a result of the sale of the assets of our packet switching product line, we closed our leased facility in Irvine, California. As a result, in the third quarter of Fiscal 2007 we recorded a charge of $0.5 related to idle space under lease contract for this facility. Additionally, due to the wind up our defined benefit pension plan in the U.K. In the second quarter of Fiscal 2007, we recorded $0.5 of additional contract settlement costs related to this plan based on a final assessment of the individual employee liabilities provided by the plan administrator. This amount was recorded in Contract Impairment and Other.

Gain on Sale of Business

On October 25, 2006, we sold the assets of our packet switching product line to Conexant Systems Inc. (Conexant), for cash and other consideration, including a cash payment at closing of $5.0, and additional amounts contingently owing based on revenue performance of the product line over the subsequent two years. If Conexant's revenue from sales in this product line exceeds certain revenue targets, then Conexant is required to pay us up to $2.5 of additional consideration. We recorded an initial gain on sale of $4.1 in Fiscal 2007 and an additional gain of $0.7 was recorded in the third quarter of Fiscal 2008 as a result of the product line meeting some of its revenue targets. As at December 28, 2007, we are still eligible to receive payment based on product line performance; however any gains will only be recognized if and when the revenue targets are met.

Stock Compensation Expense

Effective April 1, 2006, at the beginning of Fiscal 2007, we adopted SFAS 123R, Share-Based Payment, and began expensing the fair value of stock-based awards to employees under the provisions of SFAS 123R. Prior to this date, we recorded stock compensation expense using the intrinsic value method. Under this method, fixed stock compensation expense is recorded in instances where the option exercise price is set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award. On March 20, 2006, we accelerated all stock options with exercise prices equal to or greater than Cdn $4.00 and U.S. $3.48 per share. The accelerations resulted in eliminating our stock compensation expense in future years related to these options.

As a result of adopting SFAS 123R in Fiscal 2007, stock compensation expense was recorded as follows:

                                  Three Months Ended       Nine Months Ended
                                 --------------------    --------------------
(millions of U.S. dollars)       Dec. 28,    Dec. 29,    Dec. 28,    Dec. 29,
                                   2007        2006        2007        2006
                                 --------------------    --------------------
Selling and administrative         $0.3        $0.3        $1.1        $0.8
Research and development            0.1          --         0.2         0.1
Cost of revenue                      --          --         0.1          --
                                 --------------------    --------------------
                                   $0.4        $0.3        $1.4        $0.9
                                 ====================    ====================

As at December 28, 2007, total unrecognized compensation cost related to non-vested awards was $4.5, and the weighted-average period over which this expense is expected to be recognized is approximately three years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, share prices, option prices, share price volatility, the risk free interest rate, and expected option lives.

NON-OPERATING INCOME AND EXPENSE

Gain on Sale of Mitel Investment

In August 2007, we exercised our amended put right on our share investment in Mitel Networks Corporation (Mitel). As these shares had been recorded with no book value, we realized a gain of $12.9, equivalent to the proceeds received. The gain was recognized in the second quarter of this year. The investment was written down to its nil book value in Fiscal 2003, when we believed that its original carrying value of $11.5 would not be realized in the foreseeable future.

Interest Income

Interest income for the three months ended December 28, 2007, was $0.6, as compared to $1.6 in the three months ended December 29, 2006. Interest income for the first three quarters of Fiscal 2008 was $3.0, down from $3.9 in the same period in Fiscal 2007. The decrease was mainly due to reduced cash balances as a result of the acquisition of Legerity in August 2007. Our interest income is a result of our holdings of excess cash and cash equivalents. These funds are not held in any asset-backed commercial paper.

Interest Expense

During the second quarter of Fiscal 2008, we partially funded our acquisition of Legerity through the issuance of convertible debentures of $74.5 ($78.8 million
Cdn). This offering was completed by August 30, 2007. The convertible debentures bear interest at a rate of 6% per annum, and are repayable on September 30, 2012. As a result of the issuance of these debentures, we have recorded an interest expense in the three and nine months ended December 28, 2007, of $1.2 and $1.9, respectively, as compared to nil in the comparative periods in Fiscal 2007.

Amortization of Debt Issue Costs

We incurred approximately $3.7 in costs associated with issuing our convertible debentures during the second quarter of Fiscal 2008. These costs have been capitalized, and will be amortized over the five-year term of the debentures. As a result, we have recorded amortization costs of $0.2 and $0.3 related to these debt issue costs during the three and nine months ended December 28, 2007, as compared to nil in the same periods in Fiscal 2007.

Gain on Sale of Asset

On November 29, 2007, we sold a parcel of land in Jarfalla, Sweden. This land had previously been accounted for as an asset held for sale. The proceeds from the sale of this parcel of land were $2.7 (17.7 million SEK), resulting in a gain on sale of an asset net of transaction costs of $2.4 in the third quarter of Fiscal 2008.

Flood at Swindon facility

On July 20, 2007, a flood as a result of record rainfall and the breach of a nearby river affected our Analog Foundry in Swindon, UK. A complete services shutdown was required as a result of this flood. Based on preliminary investigations of the facility, no spills, leakages or discharges were detected. We carry insurance for the loss of physical plant and business interruption, with a deductible of $1.0. The Swindon facility has now returned to full operation.

For the nine months ended December 28, 2007, we had recorded an estimated insurance claim, as follows:

      Business interruption insurance                    $    6.0
      Fixed assets                                       $    3.6
      Other expenses                                     $    0.2
                                                         --------
      Total estimated insurance claim                    $    9.8
                                                         ========

The deductible of $1.0 was recorded as component of cost of revenue in the second quarter of Fiscal 2008. During the third quarter of Fiscal 2008, we settled the business interruption portion of this claim, and accordingly recognized a gain of $2.0, which was recorded in cost of revenue in the period.

As at December 28, 2007, we have received insurance proceeds of $6.8, of which $3.4 was included in cash flows from operations, and $3.4 was included as cash flows from investing activities for amounts related to replacement of fixed assets. The remaining $2.0 net of deductible was including in other receivables.

We are in ongoing claim negotiations with our insurance carriers, and expect to reach a settlement on our property and equipment claims during the fourth quarter of Fiscal 2008, which is expected to result in a cash inflow and a gain in the period.

Foreign Exchange Gains and Losses

Foreign exchange losses of $0.6 and $4.4 were recorded for the three and nine month ended December 28, 2007, as compared to losses of $0.2 and gains of $0.1 for the same periods in Fiscal 2007. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, and according to month-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the month-end market rates. As a result of this revaluation, we will incur non-cash foreign currency gains or losses. The large foreign exchange loss during the third quarter of Fiscal 2008 was a result of the impact of the weakening U.S. dollar on our new convertible debentures. A five percentage point change in the CAD/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $4.0 to our earnings in a given Fiscal period.

INCOME TAXES

We have recorded an income tax recovery of $0.2 in the third quarter of Fiscal 2008, compared with a tax expense of $0.1 in the third quarter of Fiscal 2007. The third quarter recovery related primarily to the $2.3 million of current recovery, offset by the utilization of $2.1 of deferred tax assets previously set up against these amounts.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of December 28, 2007, of $231.8 (March 30, 2007 - $193.5). The Legerity
acquisition increased the valuation allowance by $21.6. The remaining increase related primarily to the impact of changes in the foreign exchange rates, based on our statutory tax reporting requirements partially offset by changes in enacted tax rates in the various jurisdictions where we operate. This was partially offset by a reduction in the valuation allowance for certain deferred tax assets which we have determined will be utilized in the future based on revenue streams or other reversing taxable temporary differences. As a result of the Legerity acquisition, we acquired certain deferred tax assets, which have been offset by valuation allowance. If these assets are realized in the future, or it is determined based on our periodic reviews that they will be realizable in the future, we will be required to record the benefit of these assets on the initial recognition of these assets: firstly as a reduction of goodwill relating to the acquisition; secondly as a reduction of acquired intangibles relating the acquisition; and then as an income tax benefit.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

NET INCOME (LOSS)

We recorded a net loss of $8.4,or $0.07 per share, in the third quarter of Fiscal 2008. This compares to net income of $5.6, or $0.04 per share, in the same period of Fiscal 2007. The net loss in the third quarter of Fiscal 2008 was driven primarily by the various costs related to our acquisition of Legerity and offset by the sale of land, which are discussed elsewhere in this Management's Discussion and Analysis. Net income in the third quarter of Fiscal 2007 was driven by the sale of the packet switching business and strong revenues and margins in the period.

The net loss in the nine-months ended December 28, 2007, was $29.3, or $0.25 per share, as compared to net income of $16.7, or $0.12 per share, for the same period in Fiscal 2007. The year to date net loss in Fiscal 2008 was impacted from the items discussed above as well as the $20.3 acquired in-process R&D expense incurred during the second quarter of Fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at December 28, 2007, was cash and cash equivalents totaling $43.7. This compared to cash and cash equivalents of $111.3, and short-term investments of $3.3 as at March 30, 2007.

Operating Activities

Cash used in operating activities during the nine months ended December 28, 2007, was $16.6, as compared to cash generated of $2.2 in the same period of Fiscal 2007.

Cash used in operating activities before working capital changes was $7.5 for the nine-months ended December 28, 2007, as compared to cash provided of $16.3 in the first nine-months of Fiscal 2007. Cash used in operations in Fiscal 2008 resulted primarily from the net loss during the period. Since March 30, 2007, our non-cash working capital increased by $9.1, after considering the impact of Legerity acquisition, mainly as a result of the following:

      o An increase in receivable balances totaling $4.9, as a result of the timing of product revenues during the quarter, and also due to the accrued recoveries related to our insurance claim for the flood at our Swindon facility;

      o A decrease in payables and accrued liabilities totaling $3.8, as a result of the reduction of the bonus accrual and the timing of payments; and

      o An increase in inventories to accommodate the next quarter's orders, and an increase in inventory levels for certain products that we are building under Last Time Buy arrangements.

In comparison, our non-cash working capital increased by $14.1 during the first nine-months of Fiscal 2007, primarily as a result of the following:

      o A decrease in payables and accrued liabilities totaling $8.2, driven mainly by net amounts paid to Intel of approximately $5.7 in conjunction with a transition services agreement entered into following the sale of our RF Front-End Consumer Business in Fiscal 2006. We also had a reduction in our provisions for exit activities of $3.3 due mainly to a payment on a design tool contract, and incentive compensation payments of approximately $2.9; and

      o An increase in trade and other accounts receivable of $6.9 due in part to the timing of sales and collections during the periods, and due to amounts owing under a foundry supply and wafer sourcing agreement.

Investing Activities

Cash used in investing activities during the nine-months ended December 28, 2007 was $119.6, primarily from the following:

      o Our acquisition of Legerity Holdings, Inc., which used $136.0, including transaction costs, net of acquired cash from Legerity; and

      o     Expenditures   for  fixed  assets   totaling  $5.9,   including  the
            replacement of assets damaged in the flood at our Swindon facility;

partially offset by

      o Proceeds of $12.9 from the sale of our investment in Mitel Networks Corporation, as discussed below;

      o     The maturity of other short-term investments totaling $3.3;

      o     Proceeds from insurance related to fixed assets of $3.4; and

      o     Proceeds from the sale of land in Jarfalla of $2.7.

Cash provided from investing activities during the nine months ended December 29, 2006 was $20.5, resulting primarily from the following:

      o     The maturity of short-term investments totaling $24.6; and

      o Net proceeds on the sale of the assets of our packet switching product line of $4.7;

      partially offset by:

      o     The acquisition of the Primarion business for $7.1; and

      o Net expenditures for fixed assets totaling $1.7, related primarily to improvements to information technology resources.

In conjunction with the sale of the Systems business in Fiscal 2001, we obtained ownership of 10,000,000 common shares of Mitel. On August 16, 2007, we exercised our amended put right, and received payment from Mitel of $12.9 in proceeds. During the second quarter of Fiscal 2008, we recorded a gain of $12.9 on the sale of these shares, as they were written down to a nil book value in Fiscal 2003, when we believed that the original carrying value of $11.5 would not be realized in the foreseeable future.

Financing Activities

Cash generated from financing activities during the nine-months ended December 28, 2007, was $67.2. The increase in cash resulted from the issuance of $74.5 in convertible debentures during the second quarter to assist in financing our acquisition of Legerity. This cash inflow was partially offset by the following:

      o Debt issue costs of $3.7 associated with issuing the convertible debentures;

      o     Repurchases of preferred shares of $2.1; and

      o     Payment of dividends on preferred shares of $1.7.

Cash used in financing activities during the nine months ended December 29, 2006 was $0.4. The decrease in cash resulted primarily from the following:

      o     Payment of dividends on preferred shares of $1.2;

      partially offset by

      o     A decrease in restricted cash of $1.0.

We are required to pay quarterly dividends on our preferred shares of $0.51(Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $0.6 in dividends in the remainder of Fiscal 2008. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $25.55 (Cdn$25.00) per share plus costs of purchase. During the three quarters of Fiscal 2008, we repurchased $2.1 of preferred shares. In addition, if the market price of the shares remains below $25.55 (Cdn$25.00), we expect to make reasonable efforts to repurchase an additional $0.6 of preferred shares in the remainder of Fiscal 2008.

In addition to our cash and cash equivalents, we have credit facilities of $1.8 (U.S. $0.3 and Cdn $1.5) available for letters of credit. As at December 28, 2007, we had used $1.2 of our credit facilities, and accordingly we had unused facilities of $0.6 available for letters of credit. The outstanding letters of credit related to our Supplementary Executive Retirement Plan (SERP) plan.

As at December 28, 2007, we have pledged $15.5 (99.8 million Swedish Krona) in restricted cash and cash equivalents to secure our pension liability of $16.6 in Sweden.

While we have already pledged $15.5 of cash to secure the current Swedish pension liability, we also have the option to purchase insurance to fully fund this pension liability in the future. If we were to fully fund this pension plan, we would have no further obligations under the plan. In order to fully fund this pension plan, we would be required to pay a premium equivalent to the net present value of the interest costs that would otherwise accrue in the future. The decision to fully fund the pension plan would result in an expense, and cash outflow, equivalent to this premium, which could materially affect our results of operations in that period.

We believe that our existing cash and cash equivalents, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share payments, and other cash outflows for the foreseeable future.

CONTINGENCIES

In October 2006, we sold the assets of our packet switching product line to Conexant Systems Inc. (Conexant). The sale price included provisions for contingent future proceeds based on revenue performance of the product line over the subsequent two years. We will record the contingent consideration, if any, as a component of the gain on sale of business in the periods that the revenue targets are met. See further discussion under Gain on Sale of Business within this MD&A.

We have recorded provisions for income taxes and valuation allowances related to our estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to our tax provisions. Such adjustments could have a material impact on our consolidated financial position or our consolidated results of our operations.

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

CRITICAL ACCOUNTING ESTIMATES

Income Taxes

On March 31, 2007, we adopted FIN 48, Accounting for Uncertainty in Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. We recognize potential accrued interest and penalties related to unrecognized tax benefits within operations as income tax expense. Prior to the adoption of FIN 48, uncertain tax positions were accounted for under SFAS 5, Accounting for Contingencies, or SFAS 109, Accounting for Income Taxes. We believe that our income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income, and cash flows. We are subject to income taxes in Canada, Sweden, the United Kingdom, the United States and numerous other foreign jurisdictions. We review our income tax liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices, the resolution of entire audits, or the expiration of statutes of limitations. When we perform our quarterly assessments of our income tax liabilities, we may record adjustments, which may increase or decrease income tax expense in the period of the adjustment. Material adjustments are most likely to occur in the years during which major audits are closed.

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. With the exception of the change in our policy for income taxes upon the adoption of FIN 48, as discussed above, there are no other changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the year ended March 30, 2007.

CONTRACTUAL OBLIGATIONS

As a result of our acquisition of Legerity during the second quarter of Fiscal 2008, our contractual obligations changed by the following incremental amounts from those reported as of March 31, 2007:

                                               Payments Due by Period
                                     -------------------------------------------
                                            Less than  1 - 3   4 - 5  More than
      Contractual Obligations         Total   1 year    years   years  5 years
                                     -------------------------------------------
      Operating leases               $  1.8    $ 1.0    $ 0.5   $ 0.3    $ --
      Purchase obligations (1)         10.1      2.4      5.5     2.2      --
                                     -------------------------------------------
      Total Contractual obligations  $ 11.9    $ 3.4    $ 6.0   $ 2.5    $ --
                                     ===========================================

      (1) Purchase obligations consist primarily of commitments to purchase design tools and software for use in product development. Wafer purchase commitments have not been included in the above table, as the pricing and timeframe of payment are not fixed, and will vary depending on our manufacturing needs. We do not presently have obligations that exceed expected wafer requirements.

During the first quarter of Fiscal 2008, we adopted FIN 48, Accounting for Uncertainty in Income Taxes. The adoption of FIN 48 resulted in the following change on our contractual obligations as of March 31, 2007:

                                               Payments Due by Period
                                     -------------------------------------------
                                            Less than  1 - 3   4 - 5  More than
      Contractual Obligations         Total   1 year    years   years  5 years
                                     -------------------------------------------
      Income tax contingency
        payments (1)                  $ --    $ --      $ --    $ --    $ 4.4

      (1) Future cash flows for tax contingencies reflect the recorded liability in accordance with FIN 48 as of March 31, 2007, which is reflected as owing in more than five years in the table above, as we cannot reasonably estimate the years in which these liabilities may be settled.

There have been no other significant changes to our contractual obligations included in Item 5F - Operating and Financial Review and Prospects - Tabular disclosure of contractual obligations of our Annual Report on Form 20-F for the year ended March 30, 2007.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (SFAS 141(R)) and No. 160, Non-controlling interests in Consolidated Financial Statements. The statements significantly change the accounting for acquisitions that close beginning in 2009, both at the acquisition date and in subsequent periods. SFAS 141(R) and SFAS 160 are effective for both public and private companies for Fiscal years beginning on or after December 15, 2008. SFAS 141(R) will be applied prospectively. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. We are required to adopt SFAS 141(R) and SFAS 160 in the third quarter of Fiscal 2009. We do not expect the adoption of SFAS 141(R) or SFAS 160 to have a material impact on our financial position or results of operations.

In June 2007,  the FASB  ratified the consensus  reached by the Emerging  Issues
Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (EITF 07-3). EITF 07-3 indicates that non-refundable advance payments for future research and development (R&D) activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. Companies are required to adopt EITF 07-3 for new contracts entered into in Fiscal years beginning after December 15, 2007. Earlier application is not permitted. We are required to adopt EITF 07-3 in the first quarter of Fiscal 2009. We do not expect that the adoption of EITF 07-3 to have a material impact on our financial position and results of operations.

In February 2007, the FASB issued SFAS 159, (The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No.
115). This statement allows companies to elect to measure certain eligible financial instruments and other items at fair value. Companies may choose to measure items at fair value at a specified election date, and subsequent unrealized gains and losses are recorded in income at each subsequent reporting date. SFAS 159 is effective for Fiscal years beginning after November 15, 2007, with earlier adoption permitted under certain circumstances. We are required to adopt SFAS 159 no later than the first quarter of Fiscal 2009. We do not expect the adoption of SFAS 159 to have a material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosure requirements regarding fair value measurements. SFAS 157 is effective for Fiscal years beginning after November 15, 2007, with earlier adoption permitted. We are required to adopt SFAS 157 no later than the first quarter of Fiscal 2009. We do not expect the adoption of SFAS 157 to have a material impact on our financial position or results of operations.

CONTROLS AND PROCEDURES

During the second quarter of Fiscal 2008, we acquired Legerity, and have included these results in our consolidated financial statements for the period ended December 28, 2007. Since the acquisition, we have undertaken certain initiatives to align Legerity controls, policies and procedures with our existing controls, including transitioning Legerity to our business software as of December 1, 2007. We continue the process of reviewing the design of the internal controls over financial reporting (ICFR) of Legerity and to date are not aware of any material weaknesses. Through this continued review process, we anticipate implementing further changes to enhance the ICFR of Legerity. Legerity constituted $18.5 of our revenues for the quarter ended December 28, 2007.

COMMON SHARES OUTSTANDING

As at February 1, 2008, there were 127,345,682 Common Shares of Zarlink Semiconductor Inc., no par value, issued and outstanding.


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